EXHIBIT (a)(8)

                     WESTERN REAL ESTATE INVESTMENTS, LLC
                       NEW OFFER PRICE OF $127 PER UNIT

      Western Real Estate Investments, LLC has increased its offer to purchase Units in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") to $127 per Unit. Our offer expires on 12:00 midnight, New York City Time on March 15, 2001.

      The tender offer period is coming to an end. Our new offer price of $127 is the same as that being offered by Bighorn Associates, LLC. Through OUR efforts, the offer price is $37 higher than Bighorn's original offer of $90 -- a 41% increase.

      Now that both offers are the same, we ask that you please take into account the interests of your fellow limited partners if you are accepting one of the tender offers by considering the following:

      . IF YOU TENDER TO BIGHORN, YOU WILL BE PROVIDING THE GENERAL PARTNERS OF OUR PARTNERSHIP WITH AN EVEN STRONGER FOOTHOLD OVER THE FUTURE OF THE PARTNERSHIP -- THE MORE UNITS THEY OWN, THE GREATER THEIR ABILITY TO CONTROL THE DECISIONS OF THE PARTNERSHIP, INCLUDING: (I) FEES TO AND CONTRACTS WITH THE GENERAL PARTNERS OF THE PARTNERSHIP; (II) TIMING OF THE SALE OF THE PARTNERSHIP'S REMAINING ASSET; AND (III) SETTLEMENT OF THE PENDING LITIGATION. WE SEE NO BENEFIT TO THE REMAINING LIMITED PARTNERS FROM THIS APPROACH.

      . IF YOU TENDER TO WESTERN, WE WILL TRY TO TEMPER THE ACTIONS OF THE GENERAL PARTNERS BY CLOSELY MONITORING THEIR ACTIONS. SPECIFICALLY, WE WILL WATCH OUT FOR ANY SELF-DEALING BY THE GENERAL PARTNERS AND PUSH FOR AN ACTION PLAN WHICH WILL RESULT IN A TIMELY LIQUIDATION OF THE PARTNERSHIP AND THE HIGHEST POSSIBLE RETURN FOR THE LIMITED PARTNERS. WE WILL WORK TO BE THE "CHECK AND BALANCE" FOR THE REMAINING LIMITED PARTNERS.



      . Our increased offer is being made on the same terms and conditions as our original Offer. YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR TRANSFER FEES.

      . If you already tendered to Western Real Estates Investments, LLC and have not withdrawn your tender you will automatically receive the benefit of our increased $127 Offer. NO FURTHER ACTION IS NECESSARY.

      . If you have previously tendered to Western Real Estate Investments, LLC and have withdrawn your tender, you will need to resubmit to us a duly completed copy of the GOLD letter of transmittal in order to receive the benefit of our increased $127 offer.

      . If you tendered your Units in the competing offer, you may still tender to us and receive the benefit of our increased $127 Offer by completing the gold letter of transmittal, duly executing the letter of transmittal and delivering the letter of transmittal to us by no later than March 15, 2001 AND completing the Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest and returning it to American Stock Transfer & Trust Company, pursuant to the information set forth on the Notice of Withdrawal.

      . In the event that you receive any future offers, including offers from Bighorn, please contact us at (800) 420-7065 before signing any documentation, as we may have again increased our Offer.


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      Please refer to our Offer to Purchase dated February 9, 2001 for additional information about the Offer and the tendering process.

      If you have any questions or need assistance, please call the Depositary at (800) 420-7065.



                               Western Real Estate Investments, LLC


March 7, 2001


























































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